File No. 33-52214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Norbord Inc.

(Translation of registrant’s name into English)

Suite 500, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F ☐  Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☑  No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3173

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.

(Registrant)

Date: July 29th, 2004	/s/ Lynne Taylor

Lynne Taylor
Assistant Corporate Secretary

Form 6K continued...

Exhibits

Press Release and Financial Statements to Shareholders for the six months ending June 26th, 2004, together with Certification of Interim Financials by each of the President and CFO of Norbord Inc.

Norbord Reports Highest Ever Quarterly Results

•	Net income of $127 million or 84¢/share

•	Free cash flow of $237 million or $1.58/share

•	Annualized Return on Equity – 41%

•	Net debt reduced to $243 million or 29% of total capitalization

Note: Financial references in US dollars unless otherwise noted.

TORONTO, ON (July 30, 2004) — Norbord Inc. (TSX:NBD), previously Nexfor Inc., today reported the highest quarterly results in its history. Second quarter net income was $127 million or $0.84 per share compared to breakeven in the comparable quarter last year.

On a quarter over quarter basis, net income was 60% higher, production records were set at eight of Norbord’s nine North American OSB mills, and margins were the highest in the Company’s history.

Barrie Shineton, Norbord’s President and CEO, said: “Norbord’s performance is a result of our recent acquisitions and our newly developed capacity that is now on stream. We expect 2004 and 2005 will remain very favourable, driven by continued strong housing starts, our low-cost manufacturing position and our on-going margin improvement program. This is an exciting time for Norbord as our debt to capitalization ratio continues to be rapidly reduced with the substantial cash flow being generated in the business.”

Net income for the first six months of the year was $208 million or $1.38 per share compared to close to breakeven for the first six months last year. When adjusted for the distribution of            Fraser Papers, Norbord’s net income for the first six months would have been $214 million or $1.43 per share.

Other 2nd Quarter 2004 Highlights

•	Shareholders approved plan to distribute Fraser Papers business effective June 30, 2004.

•	Announced agreement to acquire OSB/particleboard mill in Belgium.

•	Announced redemption of outstanding $180 million debenture.

•	Increased North American OSB production 8% year-to-date over last year.

•	Set production records at 8 of 9 North American OSB mills.

•	Generated $18 million in panelboard margin improvements year-to-date.

•	Held cash manufacturing costs at 2003 level.

Norbord Inc.	Telephone Number:
Suite 500	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

Developments

On June 22, 2004 the Company’s shareholders approved a plan to distribute the Fraser Papers paper and timberlands business to common shareholders, resulting in the creation of a new public company listed on the Toronto Stock Exchange. The distribution was formally completed on June 30, 2004. Concurrent with the distribution, the Nexfor name was changed to Norbord. Shares of Fraser Papers and Norbord began trading on July 5, 2004 for normal settlement.

Also on June 22, 2004, Norbord announced it would acquire an OSB/particleboard operation at Genk, Belgium at a cost of approximately 50 million Euros ($60 million). The acquisition, which is expected to close in the third quarter, will position Norbord as the second largest producer of OSB in Europe with a 20% market share. The Genk mill will expand Norbord’s presence in key markets in Benelux, Germany and Scandinavia.

On June 17, Norbord announced it would redeem all $180 million of its outstanding 6.875% debentures due November 15, 2005. The redemption was completed July 16, 2004 using cash generated from operations.

Performance

During the second quarter, Norbord generated free cash flow of $237 million, or $1.58 per share. Net debt stood at $243 million, representing 29% of total capitalization, after reflecting the Fraser Papers distribution. Capital spending during the second quarter was $11 million, and return on equity was 41%.

Cash manufacturing costs were maintained at 2003 levels as a result of margin improvements of $18 million year-to-date. The margin improvements offset the negative impact of rising costs of energy and wood.

Norbord’s North American OSB production was up nearly 8% over the first quarter of 2004 as well as over the second quarter of 2003. Production records were set at eight of Norbord’s OSB operations. The production increases exclude Norbord’s acquisition in the first quarter of 2004 of the remaining 50% of its Bemidji, MN mill.

North American OSB markets remained exceptionally strong during the second quarter, with benchmark North Central prices reaching $520 per Msf (7/16 inch basis) before receding in June. Although severe wet weather has hampered construction activity in the US South and Midwest, North American housing starts continue to be robust. North American industrial panel markets also strengthened during the period.

In Europe, Norbord’s performance continued to improve due to significantly stronger OSB markets. With continued growth in demand, OSB prices were more than 50% higher during the first six months of 2004 compared to the same period in 2003.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2004 to shareholders of record on September 1, 2004. Common shareholders of Norbord may participate in Norbord’s Dividend Reinvestment Plan.

Norbord Profile

Norbord is an international producer of wood based panels with 2,700 employees and 15 operations in the United States, Canada and Europe. The Company has assets and sales in excess of $1 billion, and is one of the world’s largest producers of oriented strand board (OSB). Norbord is listed on the Toronto

Stock Exchange (NBD:TSX). More information on Norbord can be found on its web site at www.norbord.com.

Conference Call

Norbord will hold a conference call for investors on Friday, July 30, at 10:00 am EDT. The call will be broadcast live (audio) over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following termination of the call until August 27, 2004 by dialing 416-695-5800 or 1-800-408-3053. The pass code is 3079079. Audio playback will be available on the Norbord website.

Contact:

Charles Gordon
Vice President, Corporate Affairs
(416) 643 – 8836
charles.gordon@norbord.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 30, 2004

EBITDA, EBITDA margin, operating earnings, ROCE, ROE, net debt, free cash flow, book value per share, capital employed and net debt to total capitalization are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management’s Discussion and Analysis.

Distribution of Fraser Papers

On June 30, 2004, subsequent to period end, the Company completed the $500 million distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with the distribution, the Nexfor name was changed to Norbord. Shares of Norbord and Fraser Papers began trading on July 5, 2004 for normal settlement.

In accordance with the relevant Canadian accounting standards, the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers are included in the consolidated financial statements as continuing operations for the periods presented. Fraser Papers will report its financial results separately from Norbord starting in the third quarter. The assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers will be reclassified as discontinued operations on Norbord’s statements at that time. In addition to the consolidated financial statements, pro forma consolidated financial statements have been presented as if the distribution had occurred on June 26, 2004. These pro forma consolidated financial statements recast the consolidated statements of earnings and cash flows in the discontinued operations format. In addition, the pro forma consolidated balance sheet presents the Norbord balance sheet, post distribution.

Following the distribution, Norbord holds an $83 million note payable from Fraser Papers. The note has a term of 12 months, can be extended for 6 months at Fraser Papers’ option and bears interest at Libor + 3%. In addition, Norbord continues to guarantee certain obligations of Fraser Papers having a notional value of approximately $100 million. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding 18 months after the distribution. As security for these ongoing financial commitments to Fraser Papers, Norbord will have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers’ timberlands and manufacturing facilities. Norbord will continue to provide certain administrative services to Fraser Papers for a fee on an interim basis.

Operating Results

Net sales were $695 million, 58% higher than the second quarter of 2003, driven by higher OSB prices in North America and Europe combined with record OSB production. The acquisition of the remaining 50% of the Bemidji, MN OSB mill on March 26, 2004 accounted for $21 million of the increase.

Net sales for the first six months of 2004 were up $433 million from the comparable period in 2003, with higher OSB prices accounting for the majority of the increase.

Record North American OSB production, up 8% compared to the same period in 2003, excluding the Bemidji acquisition, accounted for $43 million of the increase.

Earnings before interest, taxes and depreciation (EBITDA) was $243 million in the second quarter of 2004, up $86 million from the first quarter. Panels contributed $74 million of the increase, on the strength of OSB prices and improved production volumes. For the six-month period, EBITDA was $400 million, with Panels accounting for $388 million of the total.

Depreciation expense was $32 million in the quarter, $62 million year-to-date, in line with the prior year. Following the distribution of Fraser Papers, depreciation expense is expected to be approximately $20 million per quarter, excluding the impact of future capital investments.

Pre-tax cash return on capital employed (ROCE), on an annualized basis, averaged 62% in the second quarter of 2004, compared to 43% in the first quarter of 2004 and 15% in the second quarter of 2003. The Panels segment drove the improved ROCE, with an annualized rate of 97% in the second quarter. Year-to-date, return on common equity (ROE) was 41% on an annualized basis.

Liquidity and Capital Resources

In the second quarter of 2004, cash flow from operations generated $248 million. First quarter 2004 cash flow from operations was $27 million. The significant positive variance is due mainly to higher OSB earnings and a reduction in operating working capital. Pro forma cash flow from operations for the six-month period is $322 million. Total operating working capital at June 26, 2004 was $179 million compared to $221 million at March 27, 2004. Pro forma operating working capital at June 26, 2004 is $35 million.

Driven by higher OSB earnings, free cash flow totaled $237 million or $1.58 per share in the second quarter of 2004, up sharply from $23 million in the same period of 2003. Pro forma free cash flow for the six-month period was $307 million or $2.05 per share.

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78 million, was sold for proceeds of $60 million (CAD $78 million), net of expenses. Capital investments were $11 million in the three-month period ended June 26, 2004, up $6 million from the preceding quarter.

Cash dividends of $12 million in the second quarter of 2004 were $5 million higher than in the second quarter of 2003 reflecting a significant reduction in shares issued under the Dividend Reinvestment Plan (DRIP). Common shares outstanding at June 26, 2004 totaled 150.5 million.

Norbord’s net debt stood at $214 million at June 26, 2004, representing 16% of total capitalization. Pro forma, net debt was $243. Strong cash flow has allowed the net debt to total capitalization of Norbord to be reduced significantly from 35% at December 31, 2003. Pro forma net debt to total capitalization is 29% at June 30, 2004.

Subsequent to quarter end, the Company renegotiated its 3-year committed unsecured revolving bank lines and reduced the total commitment to $208 million while extending the term an additional year to May 2007. At June 26, 2004, $13 million of these lines were utilized, with the balance available to support short-term liquidity requirements.

The Board of Directors approved a share repurchase program in October 2003 whereby the Company may purchase on the open market up to 7.4 million common shares, representing approximately 5% of the total shares outstanding. To date, no shares have been repurchased under this program.

Margin Improvements

The Margin Improvement Program (MIP) delivered $46 million to date in 2004 relative to 2003 measured at constant prices and exchange rates. Approximately $18 million relates to the Panels business and $28 million relates to Fraser Papers. Norbord is on track to deliver targeted MIP of $26 million for the year.

Acquisition – OSB and Particleboard Mill at Genk Belgium

During the second quarter, Norbord announced it would acquire OSB and particleboard assets located at Genk, Belgium at a cost of approximately 50 million Euros ($60 million). The acquisition, which is expected to close in the third quarter, will position Norbord as the second largest producer of OSB in Europe with a 20% market share. The Genk mill will expand Norbord’s presence in key markets in Benelux, Germany and Scandinavia.

Acquisition – 50% of the Bemidji, MN OSB Mill

On March 26, 2004, Norbord acquired an additional 50% interest in the Bemidji, MN OSB mill, bringing its ownership interest to 100%. The cost of the acquisition was $34 million, net of cash balances acquired. The acquisition increased Norbord’s total OSB capacity by 6% to 4,020 MMsf-3/8”.

Capital Investments

Capital investments totaled $11 million in the second quarter of 2004 or 34% of depreciation. For the first six months of 2004, capital investments were $17 million, down $1 million from the same period in 2003. For the full year 2004, capital requirements are expected to total approximately $50 million and will be funded with cash generated from operations. Approximately 40% of the 2004 capital program will be for sustaining maintenance and environmental requirements.

The 2004 capital plan includes about half of the costs associated with the $26 million project at the Jefferson, TX OSB mill to install a new energy system. The new system will improve the mill’s competitive cost position by reducing fuel, operating and maintenance costs. The need to replace the equipment was identified during the due diligence process prior to the April 2002 acquisition of the mill. Scheduled completion is mid-2005.

Redemption 6.875% Debentures, Due 2005

On July 16, 2004, the Company redeemed the remaining $180 million of 6.875% debentures due 2005. Norbord will record a third quarter 2004 pre-tax charge of $9 million for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations. During the first quarter of 2004, the Company repurchased and cancelled $20 million of these debentures and unwound associated interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Defined Benefit Pension Plans

The majority of the Company’s defined benefit pension plans related to Fraser Papers and accordingly, Norbord anticipates 2004 net pension expense and employer contributions will be materially lower than the $31 million and $27 million, respectively, recorded in 2003. The 2003 amounts were higher than previous years as they included a one-time charge of $12 million and funding of $8 million related to the productivity improvement plan at Fraser Papers’ Edmundston-Madawaska facility. Differences between assumptions and actual experience could materially affect Norbord’s future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3 million. The change in policy did not have a material impact on earnings in 2004 and 2003.

The Company’s asset retirement obligations of $5 million relate to closure costs for landfills at Fraser Papers. These obligations will be the sole responsibility of Fraser Papers going forward.

Business Segments

At June 26, 2004, the Company had three reportable segments:

i.	Panels, comprised principally of OSB, MDF and particleboard operations;

ii.	Paper, comprised of the paper, pulp, and sawmill operations; and

iii.	Timber, comprised of woodland operations.

Following the distribution of Fraser Papers, which took place subsequent to period end, the Company will have a single reportable segment – Panels.

Panels

The Panel segment comprises 10 OSB mills, 2 MDF (medium density fibreboard) plants, 2 particleboard plants, 1 I-joist mill, 1 hardwood plywood mill, 2 laminating operations, and a furniture plant. The operations are located in Canada, the United States and the United Kingdom. Panels accounted for 63% of Norbord’s total net sales in the second quarter of 2004 compared to 51% in the same period in 2003.

	Q2	Q1	Q2	6 mos	6 mos
(In millions of US dollars)	2004	2004	2003	2004	2003
Net sales	439	348	224	787	415
EBITDA	231	157	59	388	90
Depreciation	20	19	19	39	37
Capital investments	10	5	6	15	10

Panels generated EBITDA of $231 million for the second quarter of 2004. This is close to a 50% improvement over a record first quarter of $157 million in EBITDA and almost four times the EBITDA earned in the same quarter of the previous year. OSB prices in North America once again set a record in the quarter and were the principle driver in the improvement. Year-to-date EBITDA of $388 million is more than four times greater than the $90 million in EBITDA generated over the same period in 2003. EBITDA margins were 53% for the quarter compared to 26% for the second quarter of 2003 and 45% for the first quarter of 2004. Year-to-date EBITDA margin for 2004 is 49%, more than twice the 22% for the same period last year.

U.S. housing starts averaged 1.93 million units for the first half of 2004, on a seasonally adjusted basis. That is an increase of 10% over the 1.74 millions units during the same period last year. Low interest rates and favorable demographics continue to drive the demand for housing.

North Central OSB benchmark pricing averaged $437 per Msf (7/16-inch basis) for the second quarter of 2004, more than double the $215 average during the same period last year and up 3% over the first quarter average of $423. Prices rose early in the quarter hitting a record high of $520 at the end of April before declining and ending the quarter at $300.

Production at the North American OSB mills increased 15% over the same quarter last year. Of the improvement, 7% is attributable to the acquisition of the additional 50% of the Bemidji, MN, mill not previously owned. The mill was acquired just before the end of the first quarter of 2004. Production costs for OSB, net of employee profit sharing, have remained consistent with the previous year and quarter, despite rising energy, resin and fibre costs.

With the strong demand for I-joists, the mill at Juniper, NB, has increased production 35% year-over-year and recently announced the addition of a third operating shift.

European OSB markets continue to be strong, with mill nets 50% higher than the same period in the prior year. Increased production of OSB and the significant OSB price improvement have been the primary drivers in improving EBITDA for the European operations.

Paper and Timber

The Paper and Timber segments comprise Fraser Papers which was distributed to shareholders.

The Paper segment comprises 17 paper machines at four locations, two market pulp facilities, and four sawmills. Products include uncoated freesheet, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber.

The Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and crown licenses in New Brunswick. Approximately 50% of the Timber segment’s sales are directed to third parties, the remainder is consumed internally. All the fibre for Norbord’s panel operations is purchased on the open market.

Together, Paper and Timber accounted for 37% of the Company’s net sales in the second quarter of 2004, compared to 49% in the same period of 2003.

PAPER

	Q2	Q1	Q2	6 mos	6 mos
(In millions of US dollars)	2004	2004	2003	2004	2003
Net sales	248	209	210	457	401
EBITDA (1)	9	(3)	(1)	6	(3)
Depreciation	12	10	11	22	22
Capital investments	1	1	4	2	7

(1) Excluding restructuring charge of $21 in Q2 2003.

TIMBER

	Q2	Q1	Q2	6 mos	6 mos
(In millions of US dollars)	2004	2004	2003	2004	2003
Net sales	13	25	9	38	29
EBITDA	3	3	1	6	5
Depreciation	—	1	—	1	1
Capital investments	—	—	1	—	1

Paper operations generated EBITDA of $9 million in the second quarter compared to a loss of $3 million in the first quarter. Second quarter results were positively impacted by stronger demand and pricing for both lumber and paper. While no market related downtime was taken at any of the Paper and Timber operations in the quarter, scheduled maintenance downtime was taken at the Berlin-Gorham mill. Paper price increases were announced by Fraser Papers on several of its products during the second quarter. It is anticipated that these increases will be fully implemented in the third quarter. While there are encouraging signs that markets are strengthening for U.S. paper producers, higher energy and fibre costs are negatively impacting profitability.

U.S. uncoated freesheet demand improved in the second quarter, reflecting general economic growth. Prices for commodity grades of uncoated freesheet improved as price increases by major producers appear to have been accepted in the marketplace. Reported prices for 50 lb offset rolls averaged $652 per ton in the second quarter, up

11% from the first quarter average price of $587 per ton. Approximately two-thirds of Fraser Papers’ total paper capacity is uncoated freesheet. Demand improved for groundwood papers in the first quarter and was coupled with a reduction of groundwood imports.

Hardwood pulp list prices in North America increased to $567 per tonne for the second quarter, up from $518 per tonne in the first quarter of 2004. Pulp pricing is increasing on both hardwood and softwood grades, however, the traditional premium that softwood pulp commanded over hardwood kraft pulp has increased. Weaker supply/demand fundamentals for hardwood grades is attributed to new capacity in South America and Asia.

Lumber prices (Eastern Boston SPF 2 x 4) averaged $483 per MFBM in the second quarter of 2004, up $67 or 16% from the first quarter of 2004. Lumber markets improved as a result of strong housing demand.

Timber operations generated consistent EBITDA results for 2004 as compared to 2003, with EBITDA of $3 million for the second quarter and $6 million year-to-date.

The Paper and Timber operations remain focused on aggressive measures to control costs and improve margins. The restructuring at the East Papers complex, initiated in 2003, is largely complete and the cost saving target of $21 million on an annualized basis has been substantially realized. Operating with the reduced work force and cost structure, the East Papers complex achieved record production during the quarter.

The foregoing contains a review of developments that impacted on Norbord’s performance during the second quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Norbord may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company’s ability to meet debt service and capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating earnings is earnings from continuing operations before interest and taxes.

ROCE (return on capital employed) is annualized EBITDA divided by capital employed.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividend) divided by common shareholders’ equity.

Net debt is long-term debt including the current portion and bank advances, less cash and short-term notes.

Free cash flow is defined as cash provided by operating activities less total capital investments (additions to property, plant and equipment).

Book value per share is common shareholders’ equity divided by common shares outstanding.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt to total capitalization is net debt divided by the sum of net debt and shareholders’ equity.

EBITDA

						Pro Forma
	2nd Qtr	1st Qtr	2nd Qtr	6 Mths	6 Mths	6 Mths
(In millions of US dollars)	2004	2004	2003	2004	2003	2004
Earnings	$127	$81	$—	$208	$1	$208
Less: Earnings from discontinued operations	—	—	2	—	2	6
Add: Interest expense	9	8	10	17	19	17
Less: Interest and other income	(1)	(1)	(2)	(2)	(3)	(2)
Add: Income tax	76	39	(2)	115	(8)	118
Add: Depreciation	32	30	30	62	60	39

EBITDA	243	157	38	400	71	386
Restructuring charge	—	—	21	—	21	—

EBITDA excluding restructuring charge	$243	$157	$59	$400	$92	$386

Operating earnings

						Pro Forma
	2nd Qtr	1st Qtr	2nd Qtr	6 Mths	6 Mths	6 Mths
(In millions of US dollars)	2004	2004	2003	2004	2003	2004
Earnings	$127	$81	$—	$208	$1	$208
Less: Earnings from discontinued operations	—	—	2	—	2	6
Add: Interest expense	9	8	10	17	19	17
Less: Interest and other income	(1)	(1)	(2)	(2)	(3)	(2)
Add: Income tax	76	39	(2)	115	(8)	118

Operating earnings	211	127	8	338	11	347
Restructuring charge	—	—	21	—	21	—

Operating earnings excluding restructuring charge	$211	$127	$29	$338	$32	$347

Capital employed

				Pro Forma
	Jun 26	Mar 27	Dec 31	Jun 26
(In millions of US dollars)	2004	2004	2003	2004
Property, plant and equipment	$1,348	$1,369	$1,363	$840
Accounts receivable	281	290	226	152
Inventory	202	221	181	72
Accounts payable and accrued liabilities	(304)	(290)	(312)	(189)
Other assets	18	20	21	73

Capital employed	$1,545	$1,610	$1,479	$948

Net debt

				Pro Forma
	Jun 26	Mar 27	Dec 31	Jun 26
(In millions of US dollars)	2004	2004	2003	2004
Long-term debt	$632	$632	$658	$631
Current portion of long-term debt	1	1	2	1
Cash and short-term notes	(419)	(187)	(177)	(389)

Net debt	$214	$446	$483	$243

Free cash flow

						Pro Forma
	2nd Qtr	1st Qtr	2nd Qtr	6 Mths	6 Mths	6 Mths
(In millions of US dollars)	2004	2004	2003	2004	2003	2004
Cash provided by operating activities	$248	$27	$34	$275	$(3)	$322
Capital investments	(11)	(6)	(11)	(17)	(18)	(15)

Free cash flow	$237	$21	$23	$258	$(21)	$307

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

	Three Months Ended		Six Months Ended
					Pro Forma
	Jun 26	Jun 28	Jun 26	Jun 28	Jun 26
(In millions of US dollars, except per share information)	2004	2003	2004	2003	2004
					(note 2)
Earnings
Net sales	$695	$439	$1,264	$831	$787

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge	243	59	400	92	386
Restructuring charge (note 11)	—	(21)	—	(21)	—
Interest and other income	1	2	2	3	2
Interest expense	(9)	(10)	(17)	(19)	(17)

Earnings from continuing operations before depreciation and taxes	235	30	385	55	371
Depreciation	(32)	(30)	(62)	(60)	(39)
Income tax (note 8)	(76)	2	(115)	8	(118)

Earnings from continuing operations	127	2	208	3	214
Earnings from discontinued operations (note 10)	—	(2)	—	(2)	(6)

Earnings	$127	$—	$208	$1	$208

Earnings from continuing operations per common share
- Basic	$0.85	$0.01	$1.39	$0.01	$1.44
- Diluted	$0.84	$0.01	$1.38	$0.01	$1.43
Earnings per common share
- Basic	$0.85	$—	$1.39	$—	$1.39
- Diluted	$0.84	$—	$1.38	$—	$1.38

Retained Earnings
Balance, beginning of period	$315	$156	$245	$167	$245
Impact of change in accounting policy (note 3)	—	—	—	(3)	—

Revised balance, beginning of period	315	156	245	164	245
Earnings	127	—	208	1	208
Preferred share dividends	(1)	(1)	(1)	(1)	(1)
Common share dividends	(11)	(11)	(22)	(20)	(22)

Balance, end of period	$430	$144	$430	$144	$430

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

			Pro Forma
	Jun 26	Dec 31	Jun 26
(In millions of US dollars)	2004	2003	2004
		(restated - note 3)	(note 2)
ASSETS
Current assets:
Cash and short-term notes	$419	$177	$389
Short-term investment (note 4)	—	60	—
Accounts receivable	281	226	152
Inventory	202	181	72
Future income taxes	20	15	11

	922	659	624
Property, plant and equipment	1,348	1,363	840
Other assets	18	21	73

	$2,288	$2,043	$1,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$304	$312	$189
Current portion of long-term debt	1	2	1

	305	314	190
Long-term debt (note 5)	632	658	631
Other liabilities	99	107	39
Future income taxes	160	71	89
Shareholders’ equity	1,092	893	588

	$2,288	$2,043	$1,537

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Six Months Ended
					Pro Forma
	Jun 26	Jun 28	Jun 26	Jun 28	Jun 26
(In millions of US dollars)	2004	2003	2004	2003	2004
					(note 2)
CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings from continuing operations	$127	$2	$208	$3	$214
Items not affecting cash:
Depreciation	32	30	62	60	39
Future income taxes (note 8)	54	(3)	92	(11)	94
Other items	(5)	4	(7)	(1)	(4)

	208	33	355	51	343
Net change in non-cash working capital balances	40	1	(80)	(54)	(21)

	248	34	275	(3)	322

Investing Activities
Capital investments	(11)	(11)	(17)	(18)	(15)
Sale of short-term investment (note 4)	—	—	60	—	60
Acquisitions and other (note 9)	(3)	1	(40)	1	(40)

	(14)	(10)	3	(17)	5

Financing Activities
Repurchase of 6.875% debentures (note 5)	—	—	(20)	—	(20)
Other debt incurred, (repaid) net	—	(43)	(8)	(2)	(8)
Dividends	(12)	(7)	(23)	(13)	(23)
Realized interest rate swap gain (note 5)	—	23	—	23	—
Issue of common shares (note 6)	10	—	15	—	15

	(2)	(27)	(36)	8	(36)

Increase (decrease) in cash and short-term notes from continuing operations	232	(3)	242	(12)	291
Increase (decrease) in cash from discontinued operations (note 10)	—	4	—	—	(49)

Increase (decrease) in cash and short-term notes	$232	$1	$242	$(12)	$242

(See accompanying notes)

NORBORD INC.

SHIPMENTS

(unaudited)

	Three Months Ended		Six Months Ended
	Jun 26	Jun 28	Jun 26	Jun 28
	2004	2003	2004	2003
Panels
OSB (MMsf-3/8”)	950	858	1,786	1,633
MDF (MMsf-3/8”)	143	126	289	263
Particleboard (MMsf-3/8”)	143	154	298	317
Plywood (MMsf-3/8”)	23	20	42	41
I-joist (MMlf)	16	11	27	18
Paper
Uncoated freesheet (000 tonnes)	123	114	238	219
Groundwood paper (000 tonnes)	42	43	81	85
Paperboard (000 tonnes)	14	14	26	27
Towel (000 tonnes)	8	7	16	14
Pulp (000 tonnes)	84	75	153	137
Lumber (MMfbm)	109	107	200	207
Timber
Timber (000 m3)	338	206	1,151	973
Discontinued Operations (note 10)
Lumber (MMfbm)	—	62	—	118

(See accompanying notes)

Note 1 – Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements. These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2003.

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders (note 2). Concurrent with this distribution, Nexfor Inc. was renamed Norbord Inc. (Norbord).

Note 2 – Distribution of Fraser Papers

On June 30, 2004, subsequent to period end, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. In accordance with the relevant Canadian accounting standards, the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers are included in the consolidated financial statements as continuing operations for the periods presented. In the third quarter, the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers will be reclassified as discontinued operations.

The pro forma consolidated financial statements have been presented as if the distribution had occurred on June 26, 2004. Accordingly, they reflect a note payable from Fraser Papers having a face value of $83 million (the Note). The Note has a term of 12 months, can be extended for 6 months at Fraser Paper’s option and bears interest at Libor + 3%. Third party fees, costs and expenses relating to the distribution were $4. These costs were charged to shareholders’ equity in the pro forma financial statements.

Note 3 - Change in Accounting Policy

Effective January 1, 2004, Norbord adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3. In addition, as at December 31, 2003, the change resulted in an increase in property, plant and equipment of $1, an increase in other liabilities of $5, and a decrease in future income taxes of $1. The change in policy did not materially impact earnings in 2004 and 2003.

The Company’s asset retirement obligations of $5 relate to closure costs for landfills at Fraser Papers. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures. In addition to the asset retirement obligations discussed above, Norbord may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Note 4 - Short-term Investment

Short-term investment represents a convertible subordinated debenture of Canfor Corporation. The debenture has a face value of CAD$78 and bears interest at 6.25%. On January 5, 2004 this investment was sold for proceeds of $60 (CAD$78), net of expenses.

Note 5 – Long-term Debt

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In millions of US dollars, except per share information)

During the quarter, the Company announced it will redeem all $180 of its outstanding 6.875% debentures due 2005. The redemption occurred on July 16, 2004 using cash generated from operations. During the first quarter of 2004, the Company repurchased and cancelled $20 of these debentures and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Subsequent to quarter end, the Company renegotiated its 3-year committed unsecured revolving bank lines and reduced the total commitment to $208 million while extending the term an additional year to May 2007. At June 26, 2004, $13 of these lines were utilized with the balance available to support short-term liquidity requirements.

During 2003, the Company realized a gain of $23 in respect of $375 of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $375 that effectively convert a portion of the Company’s interest expense from fixed rates to floating rates. The terms of the swaps correspond with the terms of the underlying debt issues.

Note 6 – Shareholders’ Equity

During the quarter 1,512,000 shares (six-month period – 2,328,000 shares) were issued as a result of options exercised under the stock option plan for proceeds of $10 (six-month period - $15).

Note 7 – Earnings per Common Share

Earnings per common share are calculated as follows:

	Three Months Ended		Six Months Ended
					Pro Forma
	Jun 26	Jun 28	Jun 26	Jun 28	Jun 26
	2004	2003	2004	2003	2004
					(note 2)
Earnings from continuing operations available to common shareholders:
Earnings from continuing operations	$127	$2	$208	$3	$214
Less: Preferred share dividends	(1)	(1)	(1)	(1)	(1)

	$126	$1	$207	$2	$213

Earnings available to common shareholders:
Earnings	$127	$—	$208	$1	$208
Less: Preferred share dividends	(1)	(1)	(1)	(1)	(1)

	$126	$(1)	$207	$—	$207

Common shares (millions):
Weighted average number of common shares outstanding	149.7	144.9	149.1	144.4	149.1
Stock options	1.3	—	1.2	0.1	1.2

Diluted number of common shares	151.0	144.9	150.3	144.5	150.3

Earnings from continuing operations per common share:
Basic	$0.85	$0.01	$1.39	$0.01	$1.44
Diluted	$0.84	$0.01	$1.38	$0.01	$1.43
Earnings per common share:
Basic	$0.85	$—	$1.39	$—	$1.39
Diluted	$0.84	$—	$1.38	$—	$1.38

Stock options issued under the Company’s stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company’s common shares during the period.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In millions of US dollars, except per share information)

Note 8 – Income Taxes

Interim income tax expense (recovery) from continuing operations is calculated based on expected annual effective tax rates.

	Three Months Ended		Six Months Ended
					Pro Forma
	Jun 26	Jun 28	Jun 26	Jun 28	Jun 26
	2004	2003	2004	2003	2004
					(notes 2)
Current tax expense	$22	$1	$23	$3	$24
Future income tax expense (recovery)	54	(3)	92	(11)	94

Income tax expense (recovery)	$76	$(2)	$115	$(8)	$118

Note 9 – Acquisitions

During the quarter, the Company announced it would acquire the OSB and particleboard assets of Agglo NV at Genk, Belgium at a cost of approximately 50 million Euros ($60 million). The acquisition is expected to close in the third quarter.

In March 2004, Norbord acquired a 50% interest in Northwood Panelboard Company (Northwood), bringing Norbord’s ownership interest to 100%. Northwood operates an oriented strand board plant at Bemidji, Minnesota. The allocation of the purchase price, net of cash acquired of $2, is as follows:

Working capital	$6
Property, plant and equipment	28

$34

Note 10 – Discontinued Operations

Pro forma financial statements have been presented as if the distribution of Fraser Papers (note 2) had occurred on June 26, 2004. Accordingly, they reflect the net sales, expenses and cash flows relating to Fraser Papers in the discontinued operations format.

During the fourth quarter of 2003, the Company sold two sawmills located in Quebec. For financial reporting purposes, the results of those operations were reclassified as discontinued operations. For the three month period ended June 28, 2003 net sales from discontinued operations was $11 (six-month period - $22) and pre-tax loss was $2 (six-month period - $2).

Note 11 – Restructuring Charge

During 2003, a productivity improvement plan was implemented at the Paper operations in New Brunswick and Maine. The productivity plan reduced the workforce by 20%. The workforce reduction was completed early in 2004 through a combination of voluntary retirements and layoffs. The total cost of the productivity improvement plan was $26.

Note 12 – Segmented Information

At June 26, 2004, Norbord had three reportable segments:

i)	Panels, comprised principally of the OSB, MDF and particleboard operations;

ii)	Paper, comprised of the paper, pulp, and sawmill operations; and

iii)	Timber, comprised of woodland operations.

Subsequent to quarter end, Norbord distributed its paper and timberlands business to its common shareholders (note 2). Following the completion of the distribution in the third quarter, the Company will have a single reportable segment – Panels.

Norbord operates principally in Canada, the United States and the United Kingdom.

				Inter-	Consolidated
	Panels	Paper	Timber	segment	Total
Three months ended Jun 26, 2004
Net sales	$439	$248	$13	$(5)	$695
Less: Cost of sales	(208)	(239)	(10)	5	(452)

Earnings from continuing operations before interest, taxes and depreciation	231	9	3	—	243
Depreciation	(20)	(12)	—	—	(32)

Operating earnings	$211	$(3)	$3	$—	$211

Capital investments	$10	$1	$—		$11

Three months ended Jun 28, 2003
Net sales	$224	$210	$9	$(4)	$439
Less: Cost of sales	(165)	(211)	(8)	4	(380)

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge	59	(1)	1	—	59
Depreciation	(19)	(11)	—	—	(30)
Restructuring charge	—	(21)	—	—	(21)

Operating earnings	$40	$(33)	$1	$—	$8

Capital investments	$6	$4	$1		$11

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

				Inter-	Consolidated
	Panels	Paper	Timber	segment	Total
Six months ended June 26, 2004
Net sales	$787	$457	$38	$(18)	$1,264
Less: Cost of sales	(399)	(451)	(32)	18	(864)

Earnings from continuing operations before interest, taxes and depreciation	388	6	6	—	400
Depreciation	(39)	(22)	(1)	—	(62)

Operating earnings	$349	$(16)	$5	$—	$338

Capital investments	$15	$2	$—		$17

Six months ended June 28, 2003
Net sales	$415	$401	$29	$(14)	$831
Less: Cost of sales	(325)	(404)	(24)	14	(739)

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge	90	(3)	5	—	92
Depreciation	(37)	(22)	(1)	—	(60)
Restructuring charge	—	(21)	—	—	(21)

Operating earnings	$53	$(46)	$4	$—	$11

Capital investments	$10	$7	$1		$18

Note 13 – Comparative Figures

Certain comparative figures have been reclassified to conform to current period’s presentation.

Subsequent to period end, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with this distribution, Nexfor Inc. was renamed Norbord Inc. In the third quarter, the results of Fraser Papers will be reclassified as discontinued operations, in accordance with the relevant Canadian accounting standards for presentation and disclosure of discontinued operations.

The following schedules present certain historical information showing the distributed business in the discontinued operations format. In addition, a pro forma balance sheet as at June 26, 2004 has been presented as if the distribution had occurred on June 26, 2004. These schedules have been included for information purposes only.

NORBORD INC.
SUPPLEMENTAL INFORMATION

PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)	Three Months Ended

(In millions of US dollars, except per	Jun 26	Mar 27	Dec 31	Sep 27	Jun 28	Mar 29
share information)	2004	2004	2003	2003	2003	2003
Earnings
Net Sales	$439	$348	$346	$303	$224	$191

Earnings from continuing operations before interest, taxes and depreciation	231	155	156	124	56	29
Interest and other income	1	1	2	—	2	1
Interest expense	(9)	(8)	(8)	(10)	(10)	(9)

Earnings from continuing operations before depreciation and taxes	223	148	150	114	48	21
Depreciation	(20)	(19)	(20)	(19)	(19)	(18)
Income Tax	(76)	(42)	(53)	(32)	(9)	3

Earnings from continuing operations	127	87	77	63	20	6
Earnings from discontinued operations	—	(6)	(6)	(9)	(20)	(5)

Earnings	$127	$81	$71	$54	$—	$1

Earnings from continuing operations per common share
- Basic	$0.85	$0.59	$0.52	$0.42	$0.13	$0.04
- Diluted	$0.84	$0.59	$0.52	$0.42	$0.13	$0.04
Earnings per common share
- Basic	$0.85	$0.54	$0.48	$0.37	$—	$—
- Diluted	$0.84	$0.54	$0.48	$0.37	$—	$—

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited)

		Pro Forma
		Adjustments
			Pro Forma
	Jun 26	Fraser	Consolidated
(In millions of US dollars)	2004	Papers	Balance Sheet
		(notes a, b and c)
Assets
Current assets:
Cash and short-term notes	$419	$(30)	$389
Accounts receivable	281	(129)	152
Inventory	202	(130)	72
Future income taxes	20	(9)	11

	922	(298)	624
Property, plant and equipment	1,348	(508)	840
Other assets	18	55	73

	$2,288	$(751)	$1,537

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$304	$(115)	$189
Current portion of long-term debt	1		1

	305	(115)	190
Long-term debt	632	(1)	631
Other liabilities	99	(60)	39
Future income taxes	160	(71)	89
Shareholders’ equity	1,092	(504)	588

	$2,288	$(751)	$1,537

Pro Forma Adjustments

This pro forma consolidated balance sheet gives effect to the following items:

a.	The distribution of Fraser Papers as if it had occurred on June 26, 2004.

b.	Upon distribution of Fraser Papers, Norbord took back a note payable having a face value of $83 million (the Note). The value of the Note was determined as the amount by which the net assets distributed exceeded $500. The Note has a term of 12 months, can be extended for 6 months at Fraser Papers’ option and bears interest at Libor +3%. This note has been included in other assets in the pro forma adjustments above.

c.	Third party fees, costs and expenses relating to the distribution were $4. These costs were charged to shareholders’ equity in the pro forma adjustments above.

1

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President & Chief Executive Officer of Norbord Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Norbord Inc. (the issuer) for the interim period ending June 26th, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29th, 2004

/s/ J. Barrie Shineton

J. Barrie Shineton
President & Chief Executive Officer

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, John C. Tremayne, Executive Vice-President & Chief Financial Officer of Norbord Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Norbord Inc. (the issuer) for the interim period ending June 26th, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29th, 2004

/s/ John C. Tremayne

John C. Tremayne
Executive Vice-President
& Chief Financial Officer